Stealth Machine Company

Technology Hardware Software Infrastructure Immigrant

We are manufacturing metal parts 10x more efficiently than anyone else.

STEALTHMACHINE.CO SAN FRANCISCO





I love this industry and I know it well. In the ten years I've been a working engineer I've often run into the problem of expensive small manufacturing runs and lengthy and difficult negotiations with machine shops. I'm building the service I've always wanted. I believe this will enable new markets.

Gerrit Coetzee Founder at Stealth Machine Company @ Stealth Machine Company

Why you may want to support us...

1. We are on track to use our machines 10x more efficiently than traditional machine shops.
2. We are on track to use our human labor 10x more efficiently than traditional machine shops.
3. We will be able to inspect every single part that leaves our factory.
4. Customization is free after the initial set-up fee.
5. Once a customer orders a run, they can order any size of that run at no additional cost from us without ever interacting with a person.
6. We think we're the first to approach this problem in this way.

Why people love us



I went to school with Gerrit for high school and college, and can vouch for his work-ethic and determination first-hand. We worked on several technical projects together as teenagers where he would naturally take the lead, becoming the product manager before either of us knew what that role was. In college, we both spent countless hours studying together, trying to outscore each other on exams in particularly challenging engineering coursework. He succeeded by outworking me! Gerrit arrived in San Francisco with very little money and a whole lot of grit. He managed to find work by pitching his skills during shared Uber/Lyft rides and managed to win over an executive for contract work,... read more

JI Mitra
Friend

INVESTOR

Gerrit is the most honest and hardworking person I know. He has an eye for improving existing products and processes. His aim has always been to raise standards and never settle for mediocrity. He has a genuine joy in all his work, and a desire to improve the quality of life and work for the people involved and affected by his industry. There is no doubt in my mind that one of his ideas will be extremely successful at some point in the future, and I am going to be sure not to miss it.

Johanna Turko Sibling $3,000

Bobby Hayes $0

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Gerrit Coetzee
Founder at Stealth Machine Company
Born in South Africa. Built my first CNC machine at 16 rather than buying a car. 4 mass-produced products in market, one red dot award winner. Engineer in heavy industry, renewable power, consumer goods.



JI Mitra
Founder at Stealth Machine Company
Formerly enterprise technical sales and account management in datacenter infrastructure and autonomous vehicles. Managed cutting-edge technology accounts of over $100M in revenue. Bachelor's degree in Computer Engineering.

Some of our investors

WE'VE RAISED $47,323 FROM 156 INVESTORS SINCE OUR FOUNDING



Joyce Ford
Joyce Ford



Kurt Huggins
I'm an illustrator and concept artist living in Brooklyn, NY. I currently work at Fakelove, a company specializing in experiential design.



David Gillie
Retired restaurateur, builder, investor, silver dealer, landlord, etc.



Sajad Zalzala
I am a Physician and Entrepreneur looking to make a difference anyway I can. Plus, I think startup investing is cool.



Brett Casbeer
Owns a Software consulting business, varied interests and loves risk and reward.

Kevin Hartford
That guy!



Gregg MacDonald
Newspaper Editor, Washington, DC



Biren Gandhi
https://lnkd.in/biren

Keenan Weiss
I am young married adult looking to be apart of something larger than myself. That means investing as well as scouting out the new stuff.

along with 147 other investors

Stealth Machine Company Story

I built my first CNC machine at 16 rather than buying a car. I lived in a small town in East Tennessee. I had no idea what a CNC milling machine looked like. I had no idea how one worked. I just knew what it could do and I wanted one. It took me three months of ordering parts, experimenting, and tinkering before I got it to work. Fourteen years later and I still love machines and manufacturing.


My first CNC machine.
Me (16)
Location: Family Garage

I've spent ten years working as a hardware engineer in everything from wind turbines to pet cameras. During that time I've learned about all sorts of manufacturing processes. I've spent almost six months in China. I've visited factories all across the world. I've seen every process from metal stamping to standing inside the giant reactors that make common household chemicals.



During this time I've paid attention and asked questions. I also have had more than my share of frustrations with the process. I started to work on alternatives.

My first attempt was a project called Knot and Robo. This was a company centered around the automatic manufacture of furniture. A user could enter the dimensions of their ideal shelf or table, then the machines would manufacture it out of high quality plywood. We made some headway into automating the process, but in the end the market just wasn't large enough.

However, many of the key ideas from that venture would help form Stealth Machine Company. What if we could provide the automatic customization? What if we could eliminate the 7 lean wastes entirely from the machining process? What if we redesigned the process from the ground up to be built around robots rather than the people heavy process it is today.



These questions are the foundation of Stealth Machine Company, and we hope will be the key to a new revolution in manufacturing.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We sell manufacturing capability as a service. We are building a heavily automated machine shop capable of 10x efficiency over current methods. Companies can replace large portions of their expensive manufacturing operations with us at a huge cost saving.

Where will your company be in 5 years?

We want to be on a path to consolidate the $42.3 B machining services market.

Why did you choose this idea?

I love this industry and I know it well. In the ten years I've been a working engineer I've often run into the problem of expensive small manufacturing runs and lengthy and difficult negotiations with machine shops. I'm building the service I've always wanted. I believe this will enable new markets.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

* More small product companies thanks to new business models such as Kickstarter.
* Great free design software such as Fusion360 is capable of more than current manufacturing technology can handle.
* There is a shortage of qualified machinists.
* Automotive and Medical industry demand for machined parts is growing. Customization sells to consumers.
* The foundation technologies our platform is built on are very mature.
* More and more companies want to bring their production back to the US. Whether it's due to tariffs or other global economic conditions, outsourcing manufacturing to countries with cheaper labor can no longer be relied upon completely.

What is your proudest accomplishment?

Gerrit has three products in the market today. Petcube Bites won a Red Dot award.

How far along are you? What's your biggest obstacle?

We are nearly finished with our MVP which will demonstrate our platform and efficiency by selling to first customers. Our initial target markets include fashion, design, industrial signage, and electronics assembly accessories. We are diligently working to raise money to increase the rate of development.

Who are your competitors? Who is the biggest threat?

The machine shop services market has a low concentration of businesses, which mean we compete with many smaller enterprises. Our competition consists primarily of production machining services operations.

What do you understand that your competitors don't?

We understand that it will take a fundamental redesign of the entire process, not just improvements on the existing ones.

How will you make money?

We will sell parts and manufacturing capability to businesses. We will machine and deliver parts to customers with a demand of 200-10,000 parts per month. Eventually, we intend to pivot to a business model in which we license our IP and platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is the same one in any hardware business, improper use of capital. If we fail, it will be because we could not communicate our value and then deliver it to customers. To succeed we simply need to deliver value to customers. If we make the world's most technologically advanced platform, but it's not worth anything to our customers, then we've failed.

What do you need the most help with?

We need people who are passionate about manufacturing to give us as much good and critical advice as possible!

What would you do with $20,000? How about $100,000?

$20,000 would go to building the MVP. With $100,000 we can begin to work on the next generation of our tech.

Financials

Stealth Machine Company has financial statements ending December 31 2019. Our cash in hand is $26,918, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,450/month.

At a Glance

April 1 to December 31

$0
Revenue

-$19,595
Net Loss

$0
Short Term Debt

$47,323
Raised in 2019

$26,918
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Stealth Machine Company sells manufacturing capability as a service. We aim to manufacture parts at a significantly lower cost than existing machine shops using our proprietary factory automation software and hardware that allow us to minimize operator overhead. We are building a factory and technology platform to produce machined parts efficiently, at high volume, and regardless of part complexity or process. Our primary focus is subtractive machining services, though in the future our technology can integrate many other manufacturing techniques. Our ultimate goal is to be the technology platform on which all factories operate.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Stealth Machine Company was incorporated in the State of Delaware in April 2019.

Since then, we have:

- Developed our customer-ready Minimum Viable Product (MVP) to near-final stages of assembly and testing
- Developed our scheduling software to communicate and schedule operations across an arbitrary number of our machines
- Raised $47,323 in a Regulation CF Offering to develop our MVP
- Secured a location to develop and test initial prototypes
- Identified and began conversations with potential pilot customers

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. Our gross margin was 0%.
- *Assets.* As of December 31, 2019, the Company had total assets of $27,728, including $26,918 in cash.
- *Net Income.* The Company has had net income of $0 for 2019.
- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Liquidity & Capital Resources

The Company has not yet raised any additional sources of capital after the initial Reg CF Offering, but is actively fundraising from institutional investors. Capital from institutional investors will be the Company's primary fundraising strategy in 2020, with the potential for additional non-dilutive capital from grants, if applicable.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of future offerings will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if fewer than the expected amount of securities offered in future offerings are sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Stealth Machine Company cash in hand is $26,918, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,450/month, for an average burn rate of $2,450 per month. Our intent is to be profitable in 60 months.

No material changes or trends in the Company's finances or operations have occurred since 12/31/19.

Success of the current fundraising campaign will be critical to further development of the Company's technology in order to reach first customers and revenue. In the event the Company is successful in raising enough additional capital in a reasonable time frame, the Company expects higher expenses to cover the cost of salaries, R&D, rent, utilities, and other overhead costs necessary to generate revenue. The Company plans to generate initial revenues if funding milestones are met, but cannot make any guarantees regarding the timeline or success of these events.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-71%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$0	97%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

Stealth Machine 2019 Financial Stmts FINAL 4 6 2020.pdf

Risks

1. Stealth Machine Company is developing a process using customized hardware and proprietary software that has not yet been tested at scale for commercial operations. This process is significantly different from industry standard practices. Further development and experimentation could disprove initial assumptions in the effectiveness or scalability of the Company's differentiating features and/or business model.

2. The hardware component cost may be higher than anticipated. If hardware development costs prove to be significantly higher than originally anticipated in a way that undermines the Company's initial value proposition, the Company may need to pivot to a different strategy or business model. Due to the uncertainty involved in such a change, the Company cannot reliably predict the success of an alternative strategy, value proposition, or business model at this time.

3. Customer acquisition may be more difficult than anticipated. The Company needs to validate its go-to-market and customer acquisition strategies with sales to pilot customers, and, if unsuccessful, may not be able to pivot to a new plan or customer target in time to reach success metrics required to raise additional funding.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. The Company's success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that the Company will be successful in attracting and retaining other personnel we require to successfully grow the business.

6. The Company's founding team is comprised of first-time founders who will need to overcome any gaps in operational knowledge or domain expertise in various aspects of managing a high-growth company.

7. The Company's development or sales may be negatively impacted by COVID-19 or similar large-scale public health crisis. Materials, components, staff, and customers could be more difficult to obtain due to regulations or economic conditions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gerrit Coetzee	CEO/Engineer @ Stealth Machine Company	2019

Officers

OFFICER	TITLE	JOINED
Gerrit Coetzee	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gerrit Coetzee	8,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
10/2019	$47,323	Custom

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$20,000	50% towards hardware (the MVP costs $4,000) 20% Towards Contractors. 2.5% To Company Admin. 20% Towards Salary, 7.5% to Wefunder intermediary fee
$107,000	50% Towards Salaries for Employees (which allows the founder to stop doing other contracting work) 30% Towards Hardware (additional machines), 10% Towards Contractors 2.5% Towards Rent and Company Admin, 7.5% to Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **554,337** investors who funded **371** startups with over **$132 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times

The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL FINANCIAL TIMES

wefunder.com/stealthmachinecompany/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.